Exhibit 99.1

                                                                  [LOGO] ENERSIS

                                                     Santiago, October 31st 2003
                                                          Ger. Gen. No. 169/2003

Mr. Alejandro Ferreiro Y.
Superintendent of Securities and Exchange
Hand-Delivery

                                                    RE: Essential Fact Statement

Dear Mesdames and Sirs:

In accordance with Articles 9 and 10.2 of Law No. 18,045 and of the Superintendency's General Regulation No. 30, and by the authority vested in me, I hereby inform you, as an Essential Fact Statement, that in their Session held on October 31st, 2003, Enersis' Board decided unanimously not to pay interim dividend in November 2003, with respect to the financial results of September 2003, in accordance with the governing policy, since the anticipated conditions of the cited policy were not met.

Respectfully yours,


                             Nicolas Cubillos Sigall
                                  Legal Advisor

c.c.
Bolsa Comercio de Santiago
Bolsa Electronica de Chile
Bolsa Corredores de Valparaiso
Comision Clasificadora de Riesgo